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Renovating LocationFirst Location

The Moran Square Diner

Diner

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6 Myrtle Ave
Fitchburg, MA 01420
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Early Investor Bonus

The investment multiple is increased to 1.6× for the next $20,000 invested.

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INVESTMENT OPPORTUNITY

The Moran Square Diner is seeking investment to renovate and purchase equipment to relaunch a historic dinner.

$0 INVESTED

There are 79 days remaining to invest. If the business does not receive an additional $20,000 by then, investors will be fully refunded.

The Pitch
Terms
Data Room
Discussion
Understand Risks
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Business Overview

The Moran Square Diner has been in Moran Square near the intersection of Lunenburg and Main streets since the early 1940s. It was first listed in a city directory under that name in 1943, owned by a Mitchell J. Vitelli. Prior to that, the diner location was listed in the early 1920s as a lunch wagon under the ownership of Michael Haddad. From 1926 to 1943, the business was owned by Herbert Friedricks.

It was often a place of animated conversation, with a reputation for

good food. The Giannettis purchased the diner from the Vitelli family in 1994 for $130,000 and had operated it until it was closed in 2018.
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The Team
Adam O'Neil Willoughby
Chef Owner
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Brittany Rose Careau
Chef Owner
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the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us atinfo@mainvest.com.
ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK. ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

The Pitch
The Moran Square Diner is seeking investment to renovate and purchase equipment to relaunch a historic dinner.
The Opportunity

The Moran Square Diner was built in 1939 by The Worcester Lunch Car Company in 1939 and remained open until its' closure in 2018. Brittany and Adam Willoughby, Fitchburg locals, aim to re-open the famous diner this fall. By investing in The Moran Square Diner, you will help bring back and beloved local restaurant to the city of Fitchburg.
About The Owners

Brittany and Adam Willoughby have over a combined twenty years experience in the food service industry. They plan to marry their love of food and vast experience in an effort to revitalize one of the Worcester County's most beloved diners. The inspiration Adam has strong family and business ties to the area; his grandfather owned and operated a bike shop in the area- one of the main reasons he decided to focus on Moran as the place to open his long-term dream of opening a restaurant.

Quote from the Founder

"We aim to build Fitchburg back up; together, small communities can really do more than big cities can. There's no reason why we can't have delicious food that any Michelin star restaurant would serve on a smaller scale. We plan on designing our menu to reflect the work of famous chef Dan Barber, and bring it down to the level of dining that is affordable and accessible"
-Adam Willoughby, Owner

Data Room
Intended Use of Funds
Target Raise

Maximum Raise

  Equipment

          $8,000

           Renovations

          $5,000

           Tableware

          $3,200

           Working Cpaital

          $2,600

           Mainvest Compensation

          $1,200

          Total

          $20,000

          Summary of Terms

Legal Business Name

          The Tiny Restaurant Group

          Investment Structure

          Revenue Sharing Note

          Early Investor Bonus

Investment Multiple for the first $20,000 invested

          1.6×

          Investment Multiple

          1.5×

          Business's Revenue Share

          1.5%–3.8%

          Minimum Investment Amount

          $100

          Target Raise

          $20,000

          Maximum Raise

          $50,000

          Investment Round Close Date

          10/7/2020

          Repayment Schedule

          Quarterly

          Securitization

          None

          Maturity Date

          1/1/2027

          Documents

2020 Balance Sheet

Financial Forecasts

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the
The Moran Square Diner 's fundraising. However, The Moran Square Diner
may require additional funds from alternate sources at a later date.

No operating history

The Moran Square Diner was established in [Month, Year]. Accordingly,
there are limited financial statements and information for investors

to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

Real Estate Risk

The Moran Square Diner is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent The Moran Square Diner is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Moran Square Diner to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Moran Square Diner operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Moran Square Diner and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Additionally, The Moran Square Diner is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Moran Square Diner competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Moran Square

Diner's core business or the inability to compete successfully against the with other competitors could negatively affect The Moran Square Diner's financial performance.

Limited Operating History

The Moran Square Diner is a newly established entity and has no history for prospective investors to consider.

Changes in Economic Conditions Could Hurt The Moran Square Diner

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Moran Square Diner's financial performance or ability to continue to operate. In the event The Moran Square Diner ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Subordination

The Notes shall be subordinated to all indebtedness of The Moran Square Diner to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Moran Square Diner, and the revenue of The Moran Square Diner can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by The Moran Square Diner. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

Only invest an amount you would feel comfortable losing. Investing in private businesses involves risk. Though potential returns are designed to reflect that risk, there is a possibility that you will lose your entire investment.
Visit The Moran Square Diner's data room to review risk disclosures specific to this business.